SECURITIES AND EXCHANGE COMMISSION

Washington, D.C 20549

AMENDMENT NO. 11

to

SCHEDULE 13G

Under the Securities Exchange Act of 1934

WESTELL TECHNOLOGIES, INC.

(Name of Issuer)

Class A Common Stock, par value $0.01

Class B Common Stock, par value $0.011/

(Title of Class of Securities)

957541-10-5 (Number for Class A Common Stock)

(CUSIP Number)

December 31, 2007 (end of calendar year)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

_________________________

1/      Although not registered under Section 12 of the Securities Exchange Act of 1934, as amended, Class B
       Common Stock automatically converts into Class A Common Stock upon any transfer except transfers to permitted transferees.

Page 1 of 9 Pages

CUSIP NO. 957541-10-5

1.	NAME OF REPORTING PERSON
S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Melvin J. Simon

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(A)	X
(B)

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION	United States

NUMBER OF	5.	SOLE VOTING POWER

SHARES	466,954 shares of Class A Common Stock at December 31, 2007
(including options to purchase shares that are exercisable within
60 days of December 31, 2007).

985,639 shares of Class B Common Stock at December 31, 2007.

BENEFICIALLY	6.	SHARED VOTING POWER

OWNED BY	61,506 shares of Class A Common Stock at December 31, 2007.

13,707,979 shares of Class B Common Stock at December 31, 2007.

EACH	7.	SOLE DISPOSITIVE POWER

REPORTING	466,954 shares of Class A Common Stock at December 31, 2007 (including options to purchase shares that are exercisable within 60 days of December 31, 2007).

985,639 shares of Class B Common Stock at December 31, 2007.

PERSON	8.	SHARED DISPOSITIVE POWER

WITH	61,506 shares of Class A Common Stock at December 31, 2007.

13,707,979 shares of Class B Common Stock at December 31, 2007.

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

528,460 shares of Class A Common Stock (including options to purchase shares that are exercisable within 60 days of December 31, 2007).

14,693,618 shares of Class B Common Stock at December 31, 2007.

Page 2 of 9 Pages

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES CERTAIN SHARES

Not applicable.

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

Shares of Class A Common Stock reported in Row 9 represent less than 1% of the outstanding Class A Common Stock of the corporation.

Shares of Class B Common Stock reported in Row 9 represent 51.4% of the total voting power of the corporation (Class A Common Stock and Class B Common Stock).

12.	TYPE OF REPORTING PERSON: IN

Page 3 of 9 Pages

CUSIP NO. 957541-10-5

1.	NAME OF REPORTING PERSON
S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Robert C. Penny III

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(A)	X
(B)

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION	United States

NUMBER OF	5.	SOLE VOTING POWER

SHARES	25,000 shares of Class A Common Stock at December 31, 2007
(options to purchase shares that are exercisable within 60 days of
December 31, 2007).

BENEFICIALLY	6.	SHARED VOTING POWER

OWNED BY	61,506 shares of Class A Common Stock at December 31, 2007.

13,707,979 shares of Class B Common Stock at December 31, 2007.

EACH	7.	SOLE DISPOSITIVE POWER

REPORTING	25,000 shares of Class A Common Stock at December 31, 2007 (options to purchase shares that are exercisable within 60 days of December 31, 2007).

PERSON	8.	SHARED DISPOSITIVE POWER

WITH	61,506 shares of Class A Common Stock at December 31, 2007.

13,707,979 shares of Class B Common Stock at December 31, 2007.

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

86,506 shares of Class A Common Stock (including options to purchase shares that are exercisable within 60 days of December 31, 2007).

13,707,979 shares of Class B Common Stock at December 31, 2007.

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES CERTAIN SHARES

Page 4 of 9 Pages

Not applicable.

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

Shares of Class A Common Stock reported in Row 9 represent less than 1% of the outstanding Class A Common Stock of the corporation.

Shares of Class B Common Stock reported in Row 9 represent 47.9% of the total voting power of the corporation (Class A Common Stock and Class B Common Stock).

12.	TYPE OF REPORTING PERSON:	IN

Page 5 of 9 Pages

Item 1(a).               NAME OF ISSUER: Westell Technologies, Inc.

Item 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

750 North Commons Drive, Aurora, Illinois 60504

Item 2(a).	NAME OF PERSON FILING:

Robert C. Penny III and Melvin J. Simon

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE:

4343 Commerce Court, Suite 306, Lisle, Illinois 60532

Item 2(c).	CITIZENSHIP:	United States

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Class A Common Stock, $0.01 par value per share, and

Class B Common Stock, $0.01 par value per share, of Westell Technologies, Inc. Class B Common Stock has four votes per share and automatically converts into Class A Common Stock (one vote per share) unless transferred to certain family members of Robert C. Penny III, Gary F. Seamans or Melvin J. Simon.

Item 2(e).	CUSIP NUMBER:

The CUSIP number of the Class A Common Stock is 957541-10-5. Since the Class B Common Stock is not listed on any exchange, it does not have a CUSIP number.

Item 3.	THE PERSON FILING THIS STATEMENT IS A:

This statement is not being filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c). Not Applicable.

Item 4.	OWNERSHIP

(a)	Amount Beneficially Owned as of December 31, 2007:

Melvin J. Simon: 528,460 shares of Class A Common Stock (including options to purchase shares of Class A Common Stock that are exercisable within 60 days of December 31, 2007) and 14,693,618 shares of Class B Common Stock.

Robert C. Penny III: 86,506 shares of Class A Common Stock (including options to purchase shares of Class A Common Stock that are exercisable within 60 days of December 31, 2007) and 13,707,979 shares of Class B Common Stock.

(b)	Percent of Class:

Melvin J. Simon:

Shares of Class A Common Stock represent less than 1% of the outstanding Class A Common Stock of the corporation.

Page 6 of 9 Pages

Shares of Class B Common Stock represent 51.4% of the total voting power of the corporation (Class A Common Stock and Class B Common Stock).

Robert C. Penny III:

Shares of Class A Common Stock represent less than 1% of the outstanding Class A Common Stock of the corporation.

Shares of Class B Common Stock represent 47.9% of the total voting power of the corporation (Class A Common Stock and Class B Common Stock).

(c)	Number of shares as to which such person has as of December 31, 2007:

(i)	sole power to vote or to direct the vote:

Melvin J. Simon:	466,954 shares of Class A Common Stock (including options to purchase shares that are exercisable within 60 days of December 31, 2007).

985,639 shares of Class B Common Stock.

Robert C. Penny III:	25,000 shares of Class A Common Stock (options to purchase shares that are exercisable within 60 days of December 31, 2007).

(ii)	shared power to vote or to direct the vote:

Melvin J. Simon:	61,506 shares of Class A Common Stock.

13,707,979 shares of Class B Common Stock.

Robert C. Penny III:	61,506 shares of Class A Common Stock.

13,707,979 shares of Class B Common Stock.

(iii)	sole power to dispose or direct the disposition of:

Melvin J. Simon:	466,954 shares of Class A Common Stock (including options to purchase shares that are exercisable within 60 days of December 31, 2007).

985,639 shares of Class B Common Stock.

Robert C. Penny III:	25,000 shares of Class A Common Stock (options to purchase shares that are exercisable within 60 days of December 31, 2007).

(iv)	shared power to dispose or direct the disposition of:

Melvin J. Simon:	61,506 shares of Class A Common Stock.

13,707,979 shares of Class B Common Stock.

Page 7 of 9 Pages

Robert C. Penny III:	61,506 shares of Class A Common Stock.

13,707,979 shares of Class B Common Stock.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Messrs. Penny and Simon beneficially own an aggregate of 13,707,979 shares of Class B Common Stock as Voting Trustees of a Voting Trust formed pursuant to the Voting Trust Agreement dated February 23, 1994, as amended (the “Voting Trust”), among Robert C. Penny III and Melvin J. Simon, as co-trustees, and certain members of the Penny family and the Simon family. As beneficiaries of trusts that are beneficiaries of the voting trust and the other trusts for which Mel Simon is trustee, Robert C Penny III, Marlene D. Foskett and Barbara J. Pruitt each have the right to receive more than 5% of the dividends with respect to the Class B Common Stock held in the voting trust.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Robert C. Penny and Melvin J. Simon, as co-trustees of the Voting Trust, may be deemed to have formed a group under Regulation 13D of the Securities Exchange Act of 1934, as amended. Please see the response to Item 6 above.

Item 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable.

Item 10.	CERTIFICATION:

Not applicable.

Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2008

/s/ Robert C. Penny III

Robert C. Penny III

/s/ Melvin J. Simon

Melvin J. Simon

Page 9 of 9 Pages